

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Peter J. Nelson
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

> **Re:** **American Homes 4 Rent**
> **Registration Statement on Form S-11**
> **Filed September 5, 2013**
> **File No. 333-191015**

Dear Mr. Nelson:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data.

Risk Factors, page 28

2.   Please advise us as to the consideration you have given to providing risk factor disclosure regarding the FHFA's POI, in particular the risks relating to the construction of the index and how the index measures home price appreciation, as well as how the index correlates to your portfolio.

Home Price Appreciation Amount, pages 18 and 176

3.   Please supplementally provide us with a detailed explanation of the purpose of the HPA

Amount. In responding to this comment, please address the lack of correlation between the change in the FHFA's POI index level and the performance of your portfolio. Please also address the lack of correlation that could develop between the composition of your portfolio and the fixed weightings of your top markets used for purposes of calculating the HPA Amount. Moreover, given such lack of correlation, please supplementally explain to us how you intend to hedge your exposure with respect to the HPA Amount.

Home Price Appreciation Factor, pages 19 and 176

4.   We note that you indicate the tables on pages 20 and 177 present the FHFA POI values as of the stated dates. However, it appears the tables present reconfigured values using a new initial measurement date of 6/30/2012 and an initial value of 100.0. As a result, an investor would not be able to readily compare the values presented in these tables to the values presented in the FHFA POI. Please revise to provide clear disclosure as to how the values presented in these tables compares to the values presented in the FHFA POI. Please also explain why you are not using the same values as presented in the FHFA POI. Finally, please explain whether the quarterly information you provide regarding the HPA Amount will present the FHFA POI values and, if so, whether you will be presenting such values using your reconfigured values or the values actually presented in the FHFA POI.

5.   Please revise your tables on pages 21 and 178 to illustrate the impact, if any, of the HPA Amount cap.

6.   We note that you have assigned weightings for your top 20 markets as of July 31, 2013 in the tables on pages 20 and 177. Please explain why these assigned weightings will be fixed during the time the HPA Amount accrues given that your portfolio will change during this time.

7.   Please include a table detailing the calculation of the HPA Factor and resulting HPA Amount from inception (June 30, 2013) to September 30, 2013 in your amended registration statement.

8.   We note the disclosure on page 177 discussing the alternative source(s) you would use to calculate the HPA Amount if the FHFA stops publishing the POI. Please explain how the use of a private and/or non-public index would be consistent with your disclosure obligations under the federal securities laws.

HPA Amount Cap, pages 22 and 179

9.   Please revise your disclosure to explain in greater detail how the HPA Amount cap operates and is calculated. In responding to this comment, please consider providing illustrative examples to show how the HPA Amount cap could impact the HPA Amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: James E. Showen
        Hogan Lovells US LLP
        Via E-mail